Exhibit 99.1

For release: 07.00 a.m. BST, 14 September 2026

DAVION HEALTHCARE £30 MILLION SENIOR SECURED BOND

ADMITTED TO TRADING ON VIENNA MTF

Financing provides dedicated capital to support acquisition-led growth

14 September 2026: Dublin, Ireland: Davion Healthcare Plc (“Davion” or the “Company”) is pleased to announce that the £30 million senior secured bond issued by its financing subsidiary, Davion

Healthcare Finance Ltd, has been admitted to trading on the Vienna MTF, operated by the Vienna Stock Exchange (Wiener Börse AG).

The five-year bond, which commenced in August 2026, carries a fixed annual coupon of 10.5% and provides Davion with a dedicated source of capital to support the Group’s acquisition strategy.

The proceeds will be made available to companies within the Davion Group to fund the acquisition of healthcare businesses and assets. Davion is targeting opportunities across medical devices, diagnostics, medical distribution, healthcare technology and healthcare services, with a particular focus on established, cash-generative businesses that can contribute earnings to the Group and provide a platform for further growth.

The financing will provide Davion with additional capacity to pursue acquisitions as the Group looks to expand its portfolio of products and businesses and build its international distribution network.

Under the structure of the bond, proceeds are deployed on an acquisition-by-acquisition basis through Davion Healthcare Finance Ltd, with security granted over the relevant assets acquired using those proceeds.

Key Bond Terms

•	Issuer: Davion Healthcare Finance Ltd
•	Principal amount: Up to £30 million
•	Ranking: Senior secured
•	Term: Five years
•	Commencement: August 2026
•	Annual coupon: 10.5% fixed
•	Trading venue: Vienna MTF, operated by Wiener Börse AG
•	ISIN: GB00BTH2SB89
•	Denomination: £100,000

Davion Healthcare Finance Ltd was established as the dedicated financing subsidiary of Davion Healthcare Plc to raise and deploy capital across the Group. The admission of the bond to trading provides Davion with an additional source of acquisition finance alongside its wider corporate funding plans.

Jack Kaye, Chief Executive Officer of Davion Healthcare Plc, commented:

“The admission of our £30 million bond to the Vienna MTF gives Davion the capital to pursue the acquisition opportunities we are already evaluating across the healthcare sector.

“We are looking for established, cash-generative businesses that can contribute earnings to the Group from day one, while adding products, customers and distribution capabilities. We have a number of opportunities under review and will remain disciplined about what we acquire and the price we pay.

“Our ambition is to build a larger and more diversified international healthcare business, combining our own products with established operating businesses and distribution networks. This financing gives us the capacity to accelerate that process.”

-ends-

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Contacts

Media Enquiries:

media@davionhealthcare.com

For more information please visit: https://www.davionhealthcare.com/

About Davion Healthcare Plc

Davion Healthcare Plc is an Irish public limited company focused on the development and commercialisation of healthcare technologies and products.

The Company is developing its international commercial and distribution capabilities alongside an acquisition strategy focused on established healthcare businesses, as it seeks to build a larger and more diversified international healthcare group.

Important Notice

This announcement is for information purposes only and does not constitute, and should not be construed as, an offer to sell or a solicitation of an offer to purchase or subscribe for any securities in any jurisdiction. Admission of the bonds to trading on the Vienna MTF should not be interpreted as confirmation that the full £30 million principal amount has been subscribed, placed or funded.

The bonds are senior secured obligations of Davion Healthcare Finance Ltd. Full details of the security arrangements, ranking and rights attaching to the bonds are contained in the applicable bond and security documentation. The Vienna MTF is a multilateral trading facility operated by Wiener Börse AG and is not an EU regulated market.

FORWARD LOOKING STATEMENTS

This announcement contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, those identified by words such as “believes,” “will,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” “projects” and similar expressions. The statements in this release are based upon the current beliefs and expectations of our company’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in these forward-looking statements. Numerous factors could cause or contribute to such differences, including, but not limited to, the results of product evaluations, studies, regulatory reviews and commercial adoption and/or other studies, clinical trials, the challenges inherent in new product development initiatives, the impact of any competitive products, our ability to license and protect our intellectual property, our ability to raise additional capital in the future, changes in government policy and/or regulation, potential litigation by or against us, any governmental review of our products or practices, and other risks discussed from time to time in our filings with the Securities and Exchange Commission. We undertake no obligation to update any forward-looking statements, or any information contained in this press release or in other public disclosures, at any time. Finally, the investing public is reminded that only announcements or information about Davion Healthcare Plc disseminated by the Company and bearing its name are considered official.

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